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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                               Purina Mills, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   746276 10 4
           --------------------------------------------------------
                                 (CUSIP Number)

                                 John W. Curran
                               Land O'Lakes, Inc.
                           4001 Lexington Avenue North
                          Arden Hills, Minnesota 55126
                                 (651) 481-2855
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 17, 2001
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act, but shall be subject to all other provisions of the Exchange Act (however, see the Notes).



                                        ---


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CUSIP No. 746276 10 4                                     Page  2  of  7  Pages
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 (1) Names of Reporting Person:  Land O'Lakes, Inc.

             I.R.S. Identification No. of Above Person:  41-0365145
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
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 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     OO
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Minnesota
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned               0
 by Reporting                --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  2,706,368*
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Reporting Person
     2,706,368 Shares*
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     27.1%*
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(14) Type of Reporting Person
     OO
-------------------------------------------------------------------------------


* See Items 4 and 5 below.


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ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Purina Mills, Inc., a Delaware corporation ("Purina Mills"). The principal executive offices of Purina Mills are located at 1401 South Hanley Road, St. Louis, Missouri 63144.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (f)    This statement is being filed by Land O'Lakes, Inc.,
a Minnesota cooperative corporation ("Land O'Lakes"). The address of the principal office and principal business of Land O'Lakes is 4001 Lexington Avenue North, Arden Hills, Minnesota 55126. The name and residence or business address of each executive officer and director of Land O'Lakes are listed on
Exhibit 1 hereto. To the best of Land O'Lakes' knowledge, each of the executive officers and directors of Land O'Lakes is a citizen of the United States.

         (c) Land O'Lakes is a national farmer-owned food and agricultural cooperative. It is a leading marketer of a full line of dairy-based consumer, foodservice and food ingredient products across the United States, serves its international customers with a variety of food and animal feed ingredients, and provides farmers and local cooperatives with an extensive line of agricultural supplies (feed, seed, crop nutrients and crop protection products) and services. To the best of Land O'Lakes' knowledge, the principal occupation or employment of each executive officer and director of Land O'Lakes, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is listed on
Exhibit 1 hereto.

         (d) During the past five years, neither Land O'Lakes nor, to the best of its knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither Land O'Lakes nor, to the best of its knowledge, any of its executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock to which this statement on Schedule 13D relates were acquired other than by purchase. The method of acquisition is described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a), (b) Land O'Lakes, LOL Holdings II, Inc., a wholly owned subsidiary of Land O'Lakes ("LOL Holdings II"), LOL Holdings III, Inc., a wholly owned subsidiary of LOL Holdings II ("Merger Sub"), and Purina Mills have entered into an Agreement and Plan of Merger, dated as of June 17, 2001 (the "Merger Agreement"), which provides for the merger of Merger Sub with and into Purina Mills (the "Merger"). Purina Mills will be the surviving corporation in the Merger (the "Surviving Corporation") and, immediately after the Merger, will be a direct wholly owned subsidiary of LOL Holdings II and an indirectly wholly owned subsidiary of Land O'Lakes. The Merger Agreement is attached hereto as Exhibit 2. It is anticipated that, following the Merger, Purina Mills will be converted from a Delaware corporation into a Delaware limited liability company and the equity interests of Purina Mills will be

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contributed by LOL Holdings II into Land O'Lakes Farmland Feed LLC, an existing joint venture owned by Land O'Lakes and Farmland Industries, Inc.

         Simultaneously with the execution and delivery of the Merger Agreement, Land O'Lakes entered into a Voting Agreement, dated as of June 17, 2001, with GSCP Recovery, Inc. ("GSCP"). The Voting Agreement is attached hereto as Exhibit 3. Pursuant to the Voting Agreement, GSCP has agreed, among other things, to vote (to the extent not voted by the persons appointed as proxies under the irrevocable proxy granted pursuant to the Voting Agreement), at any meeting of the stockholders of Purina Mills or in connection with any solicitation of written consents from the stockholders of Purina Mills in lieu of a meeting, all shares of Common Stock which GSCP is entitled to vote at such meeting or by such written consent in favor of the approval of the Merger Agreement and the Merger, and in favor of any and all other actions contemplated by the Merger Agreement. Under the Voting Agreement, GSCP has granted an irrevocable proxy to two officers of Land O'Lakes, Daniel Knutson and James Wahrenbrock, with full power of substitution, to vote all of such shares in accordance with the Voting Agreement. The Voting Agreement and the irrevocable proxy granted thereunder will terminate if the Merger Agreement is terminated or upon consummation of the Merger. According to a statement on
Schedule 13D filed by GSCP on June 10, 2000, (i) the shares of Common Stock owned by GSCP were issued to it by Purina Mills in connection with Purina Mills' plan of reorganization under Chapter 11 of the federal bankruptcy code (the "Plan") in exchange for debt of Purina Mills held by GSCP, and (ii) GSCP estimates that it will ultimately receive a total of 2,706,368 shares of Common Stock pursuant to the Plan, constituting approximately 27.1% of the issued and outstanding Common Stock. Based on representations made by GSCP in the Voting Agreement and information contained in Purina Mills' proxy statement filed with the Securities and Exchange Commission on April 24, 2001, Land O'Lakes believes that GSCP has currently received 2,356,168 shares of Common Stock pursuant to the Plan, constituting approximately 23.6% of the issued and outstanding Common Stock. As a result of the Voting Agreement and the irrevocable proxy granted thereunder, Land O'Lakes may be deemed to beneficially own all of the shares of Common Stock distributed to GSCP under the Plan.

         The preceding summary of certain provisions of the Merger Agreement and the Voting Agreement, copies of which are attached as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such documents.

         (c)      Not applicable.

         (d) Upon consummation of the Merger, the directors and officers of Merger Sub will be the directors and officers of the Surviving Corporation.

         (e) Upon consummation of the Merger, each outstanding share of Common Stock (except for shares held by stockholders who have perfected appraisal rights under Delaware law and have not withdrawn or lost such rights and shares held by Land O'Lakes or any direct or indirect subsidiary of Land O'Lakes or Purina Mills) will be converted into cash in the amount of $23.00 (the "Merger Consideration"), prorated for any fractional shares. In connection with the Merger, (i) each outstanding option to purchase Common Stock and each outstanding stock appreciation right the payments in respect of which are based on the value of the Common Stock will be canceled and the holder thereof will be entitled to receive, for each share of Common Stock or Common Stock equivalent, as the case may be, subject to such option or stock appreciation right, cash in an amount equal to the amount, if any, by which the Merger Consideration exceeds the per share exercise price of such option or stock appreciation right, and (ii) each holder of a note convertible into Common Stock will be entitled to receive in cancellation of such note, for each share of Common Stock into which such note is convertible, cash in an amount equal to the Merger Consideration.

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         (f)      See the response to Items 4(a) and 4(b) above.

         (g) Upon consummation of the Merger, the certificate of incorporation and by-laws of Merger Sub will be the certificate of incorporation and by-laws of the Surviving Corporation.

         (h) The Common Stock is currently traded on the Nasdaq National Market. Following consummation of the Merger, the Common Stock will cease to be authorized to be quoted thereon.

         (i) Upon consummation of the Merger, Land O'Lakes will promptly file for termination of registration of the Common Stock pursuant to Section 12(g)(4) of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Land O'Lakes does not directly own any shares of Common Stock as of the date hereof. However, pursuant to the Voting Agreement and the irrevocable proxy granted to certain officers of Land O'Lakes under the Voting Agreement, Land O'Lakes may be deemed to beneficially own all of the shares of Common Stock distributed to GSCP pursuant to the Plan, as specified in the response to Item 4 above, representing the approximate percentage of the issued and outstanding Common Stock specified in the response to Item 4 above. To the best of Land O'Lakes' knowledge, none of the executive officers or directors of Land O'Lakes beneficially owns any shares of Common Stock as of the date hereof, other than Daniel Knutson, Senior Vice President and Chief Financial Officer, who beneficially owns 5,000 shares, representing .05% of the issued and outstanding Common Stock.

         (b) As a result of the Voting Agreement and the irrevocable proxy granted thereunder, Land O'Lakes may be deemed to have shared voting power with respect to all of the shares of Common Stock distributed to GSCP pursuant to the Plan, as specified in the response to Item 4 above. Reference is made to the statement on Schedule 13D filed by GSCP on June 10, 2000 for information required by Item 2 with respect to each person with whom the power to vote such Common Stock is shared. Mr. Knutson has sole voting and dispositive power over the 5,000 shares of Common Stock beneficially owned by him.

         (c) Other than Land O'Lakes entering into the Merger Agreement and the Voting Agreement (and certain officers of Land O'Lakes being granted an irrevocable proxy under the Voting Agreement), neither Land O'Lakes nor, to the best of its knowledge, any of its executive officers or directors effected any transactions in the Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the matters disclosed in response to Items 4 and 5 above, neither Land O'Lakes nor, to the best of its knowledge, any of its executive officers or directors is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Purina Mills, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.



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    EXHIBIT NO.                                   DESCRIPTION

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
         1          Executive officers and directors of Land O'Lakes, Inc.

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         2          Agreement and Plan of Merger, dated as of June 17, 2001, among Purina Mills,
                    Inc., Land O'Lakes, Inc., LOL Holdings II, Inc. and LOL Holdings III, Inc.
                    (incorporated by reference to Exhibit 2.1 to Purina Mills' Current Report on
                    Form 8-K filed June 18, 2001, SEC file No. 0-30077).

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         3          Voting Agreement, dated as of June 17, 2001, between Land O'Lakes, Inc. and
                    GSCP Recovery, Inc.
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

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                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    June 27, 2001                 LAND O'LAKES, INC.




                                       By: /s/   Daniel Knutson
                                          --------------------------------------
                                       Name:  Daniel Knutson
                                       Title: Senior Vice President and Chief
                                              Financial Officer